Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com



4 August, 200_

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 3 August, 2006 and copies of the Stock Exchange Announcements of 2 and 3 August, 2006. .

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

SHARE SUBSCRIPTIONS UNDER KCI KONECRANES' STOCK OPTIONS

A total of 178 800 new KCI Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

| Stock option right | Shares | Subscription price (EUR/share) |
|---|---|---|
| 1997 | 9 600 | 6.5175 |
| 1999 B-series | 16 800 | 8.25 |
| 2001 A-series | 12 400 | 8.50 |
| 2003 B-series | 140 000 | 5.405 |

Following these subscriptions KCI Konecranes' share capital will increase by EUR 89 400 totalling EUR 29 846 260. The number of shares will increase to 59 692 520 shares.

The new shares will be recorded in the Trade Register on or about 9 August, 2006 (shares subscribed under 1997 stock options) and 10 August, 2006 (shares subscribed under 1999 B-series, 2001 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 11 August, 2006.

The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI Konecranes H1/2006: STRONG GROWTH AND MARGIN IMPROVEMENT CONTINUES

Second quarter order intake set a new record: 369.2 MEUR.
January - June (H1/2006) orders 701.9 MEUR (growth 41.4 %, organic 21.7 %).
H1/2006 sales 636.6 MEUR (growth 48.9 %, organic 28.7 %).
H1/2006 operating profit (EBIT) 35.0 MEUR (13.9 MEUR).
H1 EBIT margin improved to 5.5 % (3,2 %), Q2 margin to 6.2 % (3,8 %).
H1 net income was 20.7 MEUR (-0.6 MEUR) and earnings per share 36 cents (-1 cent).
Acquisition of MMH Holdings, Inc completed; numbers consolidated as of 1 June.
Full year sales growth expectation raised from over 35% to 40-45%.

| | Second quarter | | | First half year | | | LY |
|---|---|---|---|---|---|---|---|
| MEUR | 4-6/ | 4-6/ | Change | 1-6/ | 1-6/ | Change | 1-12/ |
| SALES | 06 | 05 | % | 06 | 05 | % | 05 |
| Maintenance Services | 119.6 | 98.7 | 21.2 | 222.3 | 184.9 | 20.2 | 406.5 |
| Standard Lifting Equipment | 136.2 | 69.6 | 95.7 | 254.2 | 133.6 | 90.3 | 318.0 |
| Special Cranes | 104.5 | 79.0 | 32.3 | 202.9 | 140.4 | 44.5 | 331.1 |
| Internal Sales | -20.4 | -12.6 | 61.9 | -42.8 | -31.5 | 35.9 | -84.8 |
| Sales total | 339.9 | 234.8 | 44.8 | 636.6 | 427.4 | 48.9 | 970.8 |
| Operating profit (EBIT) | 21.0 | 9.0 | 134.0 | 35.0 | 13.9 | 152.3 | 49.3 |
| Share of result of associated companies and joint ventures | 0.4 | 0.2 | | 0.3 | 0.2 | | 0.5 |
| Interests, net | -2.1 | -1.7 | | -4.5 | -3.1 | | -6.8 |
| Other financial income and expenses | -1.6 | -6.6 | | -1.3 | -11.9 | | -9.0 |
| Income before taxes | 17.6 | 0.9 | 1805.2 | 29.5 | -0.9 | 3297.4 | 34.1 |
| Net income | 12.4 | 0.7 | 1649.4 | 20.7 | -0.6 | 3341.5 | 24.1 |
| Earnings per share, basic (EUR) | 0.21 | 0.01 | | 0.36 | -0.01 | | 0.43 |
| Earnings per share, diluted (EUR) | 0.21 | 0.01 | | 0.35 | -0.01 | | 0.42 |
| ORDERS RECEIVED | | | | | | | |
| Maintenance Services | 104.1 | 84.5 | 23.2 | 200.8 | 163.0 | 23.2 | 364.5 |
| Standard Lifting Equipment | 160.3 | 80.6 | 98.9 | 307.0 | 156.5 | 96.2 | 322.1 |
| Special Cranes | 124.3 | 131.5 | -5.5 | 239.4 | 210.8 | 13.6 | 463.3 |
| Internal Orders | -19.5 | -17.5 | 11.4 | -45.4 | -33.7 | 34.7 | -88.7 |
| Orders Received total | 369.2 | 279.1 | 32.3 | 701.9 | 496.5 | 41.4 | 1061.2 |
| Order book at end of period | | | | 640.7 | 414.7 | 54.5 | 432.1 |

Comment on first half year result:

The strong demand continued, and the second quarter order intake set another record. Manufacturing output increased, boosting H1 sales growth to 48,9 %. The growth is well balanced: all Business Areas and geographical regions report healthy growth. The improving operational efficiency led to better margins. Second quarter EBIT margin was 6.2 %, while it was 3.8 % a year ago. Margins improved in all Business Areas. The return on capital employed increased to 22.6 % and return on equity to 30.2 % on last twelve month basis.

Orders received by Business Areas, MEUR

| | 1-6/2006 | 1-6/2005 | Change % | Organic growth % |
|---|---|---|---|---|
| Maintenance Services | 200.8 | 163.2 | +23.2 | +16.7 |
| SLEQ | 307.0 | 156.5 | +96.2 | +40.6 |
| Special Cranes | 239.4 | 210.8 | +13.6 | +13.6 |
| Internal | -45.4 | -33.7 | | |
| Total | 701.9 | 496.5 | +41.4 | +21.7 |

| | 4-6/2006 | 4-6/2005 | Change % | Organic growth % |
|---|---|---|---|---|
| Maintenance Services | 104.1 | 84.5 | +23.2 | +10.7 |
| SLEQ | 160.3 | 80.6 | +98.9 | +40.0 |
| Special Cranes | 124.3 | 131.5 | -5.4 | -5.4 |
| Internal | -19.5 | -17.5 | | |
| Total | 369.2 | 279.0 | +32.3 | +11.5 |

Orders received during April - June reached again an all time high level for one single quarter and totalled EUR 369.2 (279.0) million. The growth was 32.3 % (11.5 % organic). Only Special Cranes orders during the second quarter were at a lower level compared to the corresponding quarter of last year. In Special Cranes one single quarter is however too short a time period to indicate any trend change. The quotation activity in Special Cranes remained very strong.

Order book and contract base

The order book at the end of June totalled EUR 640.7 (414.7). The value of the order book grew by 54.5 % compared to the level at the end of June 2005 and 48.3 % compared to the yearend 2005. The acquired business operations increased the value of the order book by approx. EUR 129 million.

Order book by Business Areas, MEUR

| | June 2006 | June 2005 | Change % | Dec 31 2005 |
|---|---|---|---|---|
| Maintenance Services | 118.7 | 88.2 | +34.5 | 78.0 |
| SLEQ | 192.3 | 86.2 | +123.2 | 64.5 |
| Special Cranes | 377.7 | 254.1 | +48.7 | 319.8 |
| Internal | -48.0 | -13.8 | | -30.3 |
| Total | 640.7 | 414.7 | +54.5 | 432.1 |

The order book (excluding the value of maintenance contract base) grew significantly in all Business Areas. The positive development in the maintenance contract base continued both in terms of units and value. At the end of June 2006 a total of 251 837 (239 665) cranes and hoists were included in the contract base. The MMH Holdings, Inc.'s contract base is not included in these figures.

Sales

KCI Konecranes' net sales for January - June 2006 totalled EUR 636.6 (427.4) million. The growth was 48.9 % and the organic growth 28.7 %.

Operating income by Business Areas, MEUR

| | 1-6/2006 | % of sales | 1-6/2005 | % of sales |
|---|---|---|---|---|
| Maintenance Services | 16.6 | 7.5 | 11.5 | 6.2 |
| SLEQ | 24.3 | 9.6 | 10.9 | 8.2 |
| Special Cranes | 11.2 | 5.5 | 3.2 | 2.3 |
| ./. Group overheads | -16.2 | -2.5 | -12.0 | -2.8 |
| ./. elimination of internal profit | -0.9 | -0.1 | -0.3 | -0.1 |
| Total | 35.0 | 5.5 | 13.9 | 3.2 |

| | 4-6/2006 | % of sales | 4-6/2005 | % of sales |
|---|---|---|---|---|
| Maintenance Services | 9.9 | 8.3 | 6.9 | 7.0 |
| SLEQ | 14.3 | 10.5 | 6.0 | 8.6 |
| Special Cranes | 5.6 | 5.4 | 1.9 | 2.4 |
| ./. Group overheads | -8.8 | -2.6 | -6.0 | -2.6 |
| ./. elimination of internal profit | -0.1 | -0.9 | +0.3 | +0.1 |
| Total | 21.0 | 6.2 | 9.0 | 3.8 |

A clear profitability improvement continued during the second quarter in all Business Areas. The development is mainly attributable to the strong sales growth, improved productivity and the US dollar/euro development, which was now somewhat more favourable compared to the situation last year. The reported results and profitability of the acquired operations also contributed, as expected, to higher profit.

Financial costs (net of expenses and income) were EUR 5.8 (15.0) million. The corresponding figure for January - June 2005 included a loss arising from a change in fair value of approx. EUR 10.9 million on derivates used for hedging purposes. At this time last year hedge accounting on forward contracts for cash flow hedging was not applied in Special Cranes sales projects.

The January - June income before taxes were EUR 29.5 (-0.9) million and income before taxes during the second quarter was EUR 17.6 (-1.9) million.

Corporate income taxes for January - June totalled EUR 8.9 (+0.3) million corresponding to a 30 percent tax rate. Second quarter taxes totalled EUR 5.3 (0.2) million.

Net income for January - June was EUR 20.7 (-0.6) million or EUR 0.36 (-0.01) per share. Corrected for the fair value change mentioned in financial costs the more comparable earnings per share in January - June 2005 was approx. EUR 0.10. In the second quarter net income was EUR 12.4 (0.7) million or EUR 0.21 (0.01) per share.

The return on capital employed for January - June 2006 was 19.6 (8.4) % and the return on equity 25.4 (-1.0) %. Counted on a last twelve months' basis return on capital employed was 22.6 (15.1) % and return on equity was 30.2 (10.6) %. The higher capital return ratios are a consequence of improved profitability and sustained efficiency in capital utilisation.

The profit accumulation in KCI Konecranes has typically been slow in the beginning of the year and then accelerated towards the yearend. This seasonality in earnings pattern is expected to repeat itself also during this year but it is expected to be less pronounced compared to previous years.

Cash flow and balance sheet

The cash flow from operations before financing items and taxes for January - June 2006 was EUR 38.2 (24.7) million. Cash flow remained at a good level despite of strong growth. The net cash flow from operating activities (after financing and taxes) was EUR 26.1 (16.5) million or EUR 0.45 (0.29) per share.

Net debt totalled EUR 177.0 (116.0) million and gearing was 102.1 (91.3) %. The Group's total equity/total assets ratio (solidity) was 24.1 (26.5) %. Taking into account the latest acquisitions (Stahl CraneSystems and MMH Holdings), the gearing and solidity ratio developments were at very satisfactory levels. According to preliminary MMH Holdings, Inc.'s accounts the acquisition did not change KCI Konecranes' structure of balance sheet in any significant manner.

Capital expenditures

In January - June 2006 the Group's capital expenditures excluding acquisitions totalled EUR 7.7 (7.4) million. Capital expenditures including acquisitions totalled EUR 59.0 (7.5) million.

Personnel

At the end of June 2006 KCI Konecranes had 7256 (4940) employees in total.

Personnel by Business Areas:

| | 6/2006 | 6/2005 | Change % |
|---|---|---|---|
| Maintenance Services | 3775 | 2786 | +35.5 |
| Standard Lifting Equipment | 2297 | 1178 | +95.0 |
| Special Cranes | 1015 | 855 | +18.7 |
| Group Staff | 169 | 121 | +39.7 |
| Total | 7256 | 4940 | +46.9 |

Approximately one fourth of the growth in personnel is attributable to organic growth and the rest to acquisitions.

Important Events

On 19 May 2006 HMM Acquisition Corp., a wholly owned Konecranes Inc. subsidiary, acquired 59.2% of the shares of MMH Holdings, Inc., the owner of U.S. based Morris Materials Handling, Inc. The holding was further increased on May 26 to 74.5% and on June 5 to approx. 90.9%. On June 7 HMM Acquisition Corp. had increased its stake to 96.7% and completed a short form merger as a result of which Konecranes, Inc. obtained 100% of MMH Holdings, Inc. shares. Morris Material Handling, Inc. has over 120 years of history in crane industry and is a recognised player in the maintenance service and overhead crane industry, especially in the North-American market. The addition of MMH's product ranges especially for the steel and power industries complements KCI Konecranes' offering. The acquisition also brings new opportunities for growth in Maintenance Services through the large installed base of MMH cranes. Through its subsidiaries MMH also has local operations in Canada, Mexico and Chile. MMH Holdings, Inc was consolidated into the KCI Konecranes Group figures as of 1 June 2006. Operationally MMH Holdings, Inc. continues as an independent entity within the KCI Konecranes Group.

On 18 May 2006 Mr. Hannu Rusanen was appointed President, Maintenance Services Business Area, with effect as of September 1, 2006. In his new role, he will assume the global responsibility for the Group's maintenance service operations,

including MTM (Machine Tool Maintenance). Mr. Tom Sothard, who has had two roles, as both head of Global Maintenance Services and KCI Konecranes' Americas region, will focus on the latter one. Mr Rusanen will also continue in his current position as head of Nordic region.

On 22 June 2006 Mr. Pierre Boyer was appointed to a new position in KCI Konecranes' Executive Management Team as President, Europe, Middle East & Africa (EMEA), with effect as of 1 September 2006.

On 7 June 2006 KCI Konecranes arranged a Capital Markets Day for institutional investors, analysts and media representatives at Group headquarters in Hyvinkää, Finland. The day focused on presentations by all Business Area Presidents, the Group's Chief Technology Officer and the President & CEO's presentation on the impacts of the acquisition of US-based Morris Materials Handling, Inc. The event gathered 27 participants.

## Shares and shareholders

### Change in share capital and subscription of shares with stock options

Pursuant to KCI Konecranes stock options, a total of 422 800 new KCI Konecranes shares were recorded in the Trade Register during Q2/2006.

Following these subscriptions KCI Konecranes' share capital at the end of June was EUR 29 756 860, and the total number of shares was 59 513 720.

### Shares and trading volume

KCI Konecranes Plc's share price increased by 35.32 % during January - June and closed at EUR 14.08. The period high was EUR 17.70 and period low EUR 10.23. The volume weighted average share price during the period was EUR 13.74. During the same period the OMX Helsinki Index increased by 5.52%, the OMXH25 Helsinki Index by 6.08% and the OMX Helsinki Industrials Index by 12.84%.

At the end of June KCI Konecranes Plc's total market capitalisation was EUR 838 million including the company's own shares, the 34th largest market value of companies listed on the Helsinki Stock Exchange.

The trading volume totaled 64,569,345 shares (adjusted with share split) of KCI Konecranes Plc, which represents 108.50% of the company's total amount of outstanding shares. In monetary terms trading was EUR 886 million, which was the 23rd largest trading value of companies listed on Helsinki Stock Exchange. The daily average trading volume was 340 952 shares representing a daily average turnover of EUR 7.15 million. As of 1 August 2006, the KCI Konecranes share was included in the OMXH25 stock index, which is a market-value weighted share price index. The OMXH25 index contains the twenty-five (25) most traded stock classes in terms of their daily median trading volume expressed in euro for the preceding calendar half-year on Helsinki Stock Exchange.

### Flagging notifications

On 5 April, 2006 the holdings of Capital Group Companies, Inc. decreased to 4.90 percent of the share capital and voting rights of KCI Konecranes Plc.

### The Company's own shares

At the end of June, KCI Konecranes Plc held 842 600 of the company's own shares. This corresponds to 1.42 % of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003.

Litigations

The litigation between Morris Materials Handling, Inc. and Konecranes, Inc. and KCI Konecranes Plc was dismissed on June 8, 2006 through a joint stipulation of the parties. The dismissal was prompted when Konecranes, Inc. became the sole shareholder of MMH Holdings, Inc. the owner of U.S. based Morris Materials Handling, Inc.

At the moment KCI Konecranes does not expect any ongoing litigations or cases to have a material effect.

Future prospects

At the moment we see no signs of slowing demand. Full year sales growth is expected to be 40-45 %.
The positive margin development is expected to continue.

Helsinki, 3 August, 2006
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

Important orders

Here are some examples on orders received during April - June 2006. The list illustrates our reach, both in terms of customer base and geographical coverage.

Dragados S.P.L., a well-established logistics company and a domestic leader in port handling operations in Spain, ordered 12 Rubber Tired Gantry cranes (RTG) for their port operations in Malaga at Terminales del Sudeste.

KCI Konecranes received its first RTG order for a Ukraine from Ukrtranscontainer who ordered six units for the Illichivsk container terminal.

The Black Sea Port giant Novorossiysk Commercial Sea Port (NCSP) ordered in total 19 units of various Forklift trucks and Reach Stackers for container handling.

Norec in Liverpool UK ordered a partial refurbishment of a Ship-to-shore container crane where the cabin runway is to be totally replaced.

Uralskaya Stal, a new customer to KCI Konecranes and one of Russia's largest steel companies, ordered a 210-ton casting crane for the Novotroisk steel-melting plant in Russia.

TSW Trier ordered one 110T capacity steel mill crane equipped with 20T magnet equipped trolley to their plant in Trier, Germany.

Haeusler of Switzerland ordered two steel plate storage cranes with magnetic spreaders, two Pipe handling cranes and two Maintenance cranes for a project in Abu Dhabi.

Vallourec Mannesman Tubes from France ordered two bar handling cranes with magnetic spreaders to be delivered to Saint Saulve in France.

Alcoa Bohai Aluminum Industries Co. Ltd. of China ordered multiple process and CXT cranes for their Aluminium processing plant in QinHuangDao, Hebei Province, China.

Klabin S.A., Brasil ordered two 80T capacity SpaceMaker paper mill process cranes and a 10T capacity CXT maintenance crane to start operation by a new paper machine at their Monte Alegre plant in Telêmaco Borba, Brasil.

RWE Power of Germany ordered two 300T capacity paper mill process cranes and two 20T capacity maintenance cranes for their plant in Neurath, Germany.

Marubeni Corporation from Tokyo, Japan ordered three 40/10T Turbine Hall EOT Cranes for its Simple Cycle Power Plant project in Nigeria.

KAB-Takuma ordered two waste handling cranes, two slag handling cranes and a turbine hall crane including several CXT hoists for their Lakeside WTE project near London's Heathrow Airport.

Bechtel LLC ordered two 54T capacity special process cranes and two 10T SpaceMaker cranes for their Sohar Aluminium project in Oman.

Siemens of Germany ordered multiple cranes including two 300T and five 100T capacity process cranes for their test centre in Duisburg, Germany.

Noble Drilling from Houston, TX, USA ordered three 45 Ton Gantry Cranes for use on semi-submersible drill rigs, designed specifically for use in ultra-deep waters.

The presented Financial information is construed according to the recognition and measurement principles of
International Financial Reporting Standards (IFRS).

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.

The interim report has not been subject to audit.

CONSOLIDATED STATEMENT OF INCOME - IFRS (MEUR)

| | 1-6/2006 | 1-6/2005 | 1-12/2005 |
|---|---|---|---|
| Sales | 636.6 | 427.4 | 970.8 |
| Other operating income | 0.9 | 1.2 | 2.2 |
| Depreciation | -9.9 | -7.3 | -15.6 |
| Other operating expenses | -592.6 | -407.4 | -908.1 |
| Operating income (EBIT) | 35.0 | 13.9 | 49.3 |
| Share of result of associates and joint ventures | 0.3 | 0.2 | 0.5 |
| Financial income and expenses | -5.8 | -15.0 | -15.8 |
| Income before taxes | 29.5 | -0.9 | 34.1 |
| Taxes | -8.9(1 | 0.3(1 | -10.0 |
| Net Income | 20.7 | -0.6 | 24.1 |
| | | | |
| Earnings per share, basic (EUR) | 0.36 | -0.01 | 0.43 |
| Earnings per share, diluted (EUR) | 0.35 | -0.01 | 0.42 |

1) According to estimated tax rate

CONSOLIDATED BALANCE SHEET - IFRS (MEUR)

| | 6/2006 | 6/2005 | 12/2005 |
|---|---|---|---|
| Non-current assets | 218.3 | 134.0 | 197.6 |
| Inventories | 218.6 | 152.1 | 157.0 |
| Receivables and other current assets | 354.5 | 230.6 | 325.4 |
| Cash and cash equivalents | 40.9 | 31.1 | 44.0 |
| Total assets | 832.3 | 547.8 | 724.0 |
| Equity | 173.3 | 127.1 | 152.1 |
| Non-current liabilities | 173.5 | 56.9 | 106.9 |
| Provisions | 20.8 | 15.8 | 20.1 |
| Current liabilities | 464.7 | 348.0 | 444.9 |
| Total equity and liabilities | 832.3 | 547.8 | 724.0 |
| | | | |
| Gearing % | 102.1 | 91.3 | 88.1 |
| Solidity % | 24.1 | 26.5 | 23.7 |
| Return on capital employed %, Last Twelve Months (LTM) | 22.6 | 15.1 | 17.2 |
| Return on equity %, Last Twelve Months (LTM) | 30.2 | 10.6 | 16.6 |
| Equity/share, EUR | 2.95 | 2.25 | 2.66 |

STATEMENT OF CHANGES IN SHAREHOLDERS` EQUITY (MEUR)

| | Share Cap. | Other Restr. Cap. | Other Reserv. | Transl. Diff. | Fair value Reserv. | Retained Earnings | Min. Int. | Tot. Eq. |
|---|---|---|---|---|---|---|---|---|
| Equity 12/2004 | 28.6 | 22.3 | 0.0 | -6.1 | 0.0 | 92.7 | 0.1 | 137.6 |
| Options exercised | 0.1 | 0.8 | | | | | | 0.9 |
| Dividend distrib. | | | | | | -14.8 | | -14.8 |
| Share issue | | | | | | | | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Change in untaxed reserves | | | | | | -0.7 | | -0.7 |
| Cash flow hedge | | | | | | | | |
| Translat. differ. | | | | 4.1 | | | | 4.1 |
| Share based payments recogn. against equity | | | | | | 0.6 | | 0.6 |
| Net profit for the period | | | | | | -0.6 | | -0.6 |
| Equity 6/2005 | 28.7 | 23.1 | 0.0 | -2.0 | 0.0 | 77.2 | 0.1 | 127.1 |
| | | | | | | | | |
| Equity 12/2005 | 29.0 | 26.5 | 0.0 | -1.2 | -4.9 | 102.7 | 0.1 | 152.1 |
| Options exercised | 0.8 | 9.3 | | | | | | 10.1 |
| Dividend distrib. | | | | | | -15.8 | | -15.8 |
| Share issue | | | 0.5 | | | | | 0.5 |
| Change in untaxed reserves | | | | | | 0.0 | | 0.0 |
| Cash flow hedge | | | | | 8.4 | | | 8.4 |
| Translation difference | | | | -3.0 | | | | -3.0 |
| Share based payments recognized against equity | | | | | | 0.4 | | 0.4 |
| Net profit for the period | | | | | | 20.7 | | 20.7 |
| Equity 6/2006 | 29.8 | 35.8 | 0.5 | -4.2 | 3.5 | 107.9 | 0.1 | 173.4 |

CONSOLIDATED CASH FLOW STATEMENT - IFRS (MEUR)

| | 1-6/2006 | 1-6/2005 | 1-12/2005 |
|---|---|---|---|
| Operating income before chg in net working capital | 44.8 | 21.3 | 65.8 |
| Change in net working capital | -6.6 | 3.4 | 0.7 |
| Cash flow from operations before financing items and taxes | 38.2 | 24.7 | 66.5 |
| Financing items and taxes | -12.1 | -8.2 | -18.1 |
| Net cash flow from operating activities | 26.1 | 16.5 | 48.4 |
| Net cash used in investing activities | -56.8 | -9.4 | -46.1 |
| Cash flow before financing activities | -30.7 | 7.0 | 2.3 |
| Net cash used in financing activities | 28.5 | 2.4 | 19.7 |
| Translation differences in cash | -0.9 | 1.0 | 1.3 |
| Change of cash and cash equivalents | -3.1 | 10.4 | 23.3 |
| Cash and cash equivalents at beginning of period | 44.0 | 20.7 | 20.7 |
| Cash and cash equivalents at end of period | 40.9 | 31.1 | 44.0 |
| Change of cash and cash equivalents | -3.1 | 10.4 | 23.3 |

SEGMENT REPORTING

1. BUSINESS SEGMENTS (MEUR)

| Order Intake by Business Area | 1-6/2006 | 1-6/2005 | LTM* | 1-12/2005 |
|---|---|---|---|---|
| Maintenance Services | 200.8(1 | 163.0 | 402.3 | 364.5 |
| Standard Lifting Equipment | 307.0 | 156.5 | 472.7 | 322.1 |
| Special Cranes | 239.4 | 210.8 | 492.0 | 463.3 |
| ./. Internal | -45.4 | -33.7 | -100.4 | -88.7 |
| Total | 701.9(1 | 496.5 | 1266.6 | 1061.2 |

1) Excl. Service Contract Base
* LTM = last 12 months (full year 2005 ./. six months 2005 + six months 2006)

| Order Book total (2 | 6/2006 | 6/2005 | 12/2005 |
|---|---|---|---|
| Total | 640.7 | 414.7 | 432.1 |

2) Percentage of completion deducted

| Sales by Business Area | 1-6/2006 | 1-6/2005 | LTM* | 1-12/2005 |
|---|---|---|---|---|
| Maintenance Services | 222.3 | 184.9 | 443.9 | 406.5 |
| Standard Lifting Equipment | 254.2 | 133.6 | 438.6 | 318.0 |
| Special Cranes | 202.9 | 140.4 | 393.6 | 331.1 |
| ./. Internal | -42.8 | -31.5 | -96.1 | -84.8 |
| Total | 636.6 | 427.4 | 1180.0 | 970.8 |

*LTM = last 12 months (full year 2005 ./. six months 2005 + six months 2006)

| Operating Income by Business Area | 1-6/2006 | | 1-6/2005 | | 1-12/2005 | | LTM* |
|---|---|---|---|---|---|---|---|
| | MEUR | % | MEUR | % | MEUR | % | MEUR |
| Maintenance Services | 16.6 | 7.5 | 11.5 | 6.2 | 29.4 | 7.2 | 34.5 |
| Standard Lifting Equipment | 24.3 | 9.6 | 10.9 | 8.1 | 28.8 | 9.1 | 42.3 |
| Special Cranes | 11.2 | 5.5 | 3.2 | 2.3 | 15.2 | 4.6 | 23.1 |
| Group costs | -16.2 | | -12.0 | | -23.8 | | -28.0 |
| Consolidation items | -0.9 | | 0.3 | | -0.3 | | -1.5 |
| Total | 35.0 | | 13.9 | | 49.3 | | 70.5 |

* LTM = last 12 months (full year 2005 ./. six months 2005 + six months 2006)

| Personnel by Business Area (at the End of the Period) | 6/2006 | 6/2005 | 12/2005 |
|---|---|---|---|
| Maintenance Services | 3,775 | 2,786 | 2,999 |
| Standard Lifting Equipment | 2,297 | 1,178 | 1,898 |
| Special Cranes | 1,015 | 855 | 890 |
| Group staff | 169 | 121 | 136 |
| Total | 7,256 | 4,940 | 5,923 |
| | | | |
| Average number of personnel during period | 6,435 | 4,814 | 5,087 |

2. GEOGRAPHICAL SEGMENTS (MEUR)

| Sales by Market | 1-6/2006 | 1-6/2005 | LTM* | 1-12/2005 |
|---|---|---|---|---|
| Nordic and Eastern Europe | 120.9 | 95.6 | 240.4 | 215.1 |
| EU (excl. Nordic) | 211.2 | 139.9 | 371.8 | 300.5 |
| Americas | 195.9 | 115.7 | 357.9 | 277.7 |
| Asia-Pacific | 108.6 | 76.2 | 209.8 | 177.4 |
| Total | 636.6 | 427.4 | 1180.0 | 970.8 |

* LTM = last 12 months (full year 2005 ./. six months 2005 + six months 2006)

| INVESTMENTS (MEUR) | 1-6/2006 | 1-6/2005 | 1-12/2005 |
|---|---|---|---|
| Total (excl. Acquisitions) | 7.5 | 7.5 | 16.0 |

| NET INTEREST BEARING LIABILITIES (MEUR) | 6/2006 | 6/2005 | 12/2005 |
|---|---|---|---|
| Long- and short-term interest bearing liabilities | -218.4 | -147.6 | -178.4 |
| Cash and cash equivalents and other interest bearing assets | 41.4 | 31.5 | 44.4 |
| Total | -177.0 | -116.1 | -133.9 |

| CONTINGENT LIABILITIES AND PLEDGED ASSETS (MEUR) | 6/2006 | 6/2005 | 12/2005 |
|---|---|---|---|
| Contingent Liabilities | | | |
| For own debts | | | |
| Mortgages on land and buildings | 5.9 | 5.9 | 5.9 |
| For own commercial obligations | | | |
| Pledged assets | 0.9 | 0.3 | 0.3 |
| Guarantees | 115.3 | 110.4 | 117.2 |
| For others | | | |
| Guarantees | 0.0 | 0.1 | 0.0 |
| Other contingent and financial liabilities | | | |
| Leasing liabilities | 38.7 | 28.6 | 45.1 |
| Other liabilities | 0.7 | 1.1 | 0.7 |
| Total | 161.4 | 146.4 | 169.2 |

| NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS (MEUR) | 6/2006 Nominal value | 6/2006 Fair value | 6/2005 Nominal value | 6/2005 Fair value | 12/2005 Nominal value | 12/2005 Fair value |
|---|---|---|---|---|---|---|
| Foreign exchange forward contracts | 300.5 | 3.7 | 338.6 | -2.2 | 304.0 | -8.9 |
| Interest rate swap | 0.0 | 0.0 | 25.0 | 0.3 | 0.0 | 0.0 |
| Electricity derivates | 0.7 | 0.4 | 0.0 | 0.0 | 0.8 | 0.2 |
| Total | 301.3 | 4.1 | 363.6 | -1.9 | 304.8 | -8.7 |

Derivatives are used for hedging currency and interest rate risks as well as risk of price fluctuation of electricity. Company applies hedge accounting on derivatives used to hedge cash flows in special cranes projects.

Events on 3 August, 2006

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com/investor.

Internet

This report and graphic material is available on the Internet at www.konecranes.com/investor immediately after publication. A recording from the webcast presentation will be available on the Internet later on 3 August.

Next report

Interim Report, January - September 2006, will be published on 2 November, 2006.

Graphics

A graphical presentation of this report is available on the Internet at www.konecranes.com/investor.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

MIKAEL WEGMüLLER APPOINTED DIRECTOR OF MARKETING AND COMMUNICATIONS FOR KCI KONECRANES GROUP

Mikael Wegmüller, (40), M.Sc. (Econ.), has been appointed Director, Marketing and Communications and member of the Executive Board of KCI Konecranes Group. He will report to Pekka Lundmark, President & CEO. Mikael Wegmüller will take up the new post on 18 September 2006.

Mikael Wegmüller has held various management positions in the advertising industry with responsibility for brand strategy, international brand management, relationship management and service marketing. He is currently Chief Operating Officer at Publicis Helsinki. Prior to joining Publicis he worked as director and was part of the management team at SEK & GREY. He also has several years of marketing experience from the consumer industry working for L'Oréal Finland and Chips Abp.

"I am extremely pleased to welcome Mikael Wegmüller to our team as the first Marketing & Communications responsible Executive Board member in the history of KCI Konecranes", said Pekka Lundmark, President and CEO."The competitiveness drivers in our industry are changing, and our role as an industrial and port service provider is continuously growing. In today's world a good offering alone is not enough. It is vital that the value proposition is defined and communicated in an attractive way. This is why this new position was created", he concluded.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

This press release together with a downloadable picture is available at our wab site www.konecranes.com.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr. Mikael Wegmüller, tel. +358 40 776 2314

DISTRIBUTION
Helsinki Stock Exchange
Media

# PAUL LÖNNFORS APPOINTED NEW INVESTOR RELATIONS MANAGER FOR KCI KONECRANES GROUP

Paul Lönnfors, (43), B.Sc. (Econ.) CIRP 2005, has been appointed Investor Relations Manager for KCI Konecranes Group effective as of 1 September 2006.

Paul Lönnfors has a broad experience in the field of international investor relations. He joins KCI Konecranes from KONE Corporation where he held the position of Communications and IR Manager. Prior to joining KONE Mr. Lönnfors was Investor Relations Manager at Partek Corporation and his previous positions include financial journalist for Reuters as well as securities broker and analyst. He will report to Teuvo Rintamäki, Chief Financial Officer, KCI Konecranes Group.

KCI Konecranes' current IR Manager Franciska Janzon, (34), M.Sc.(Econ.), has been appointed Manager, Corporate Branding and Communications. She will report to Mikael Wegmüller Director, Marketing and Communications, KCI Konecranes Group from 18 September 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range include light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

This press release together with downloadable picture is available at our web site www.konecranes.com.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Teuvo Rintamäki, CFO, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media